December 4, 2009

FILED AS EDGAR CORRESPONDENCE
AND VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ms. Tamara Tangen

Re:	ChineseWorldNet.com, Inc. Form 20-F For the Fiscal Year Ended December 31, 2008 Filed July 1, 2009 File No. 000-33051

Dear Ms. Tangen:

On behalf of ChineseWorldnet.com Inc. (the “Company”), the Company is providing the further responses below in regards to some of the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC or “Commission”) in the letter dated September 3, 2009, to which the Company initially responded via correspondence dated September 18, 2009 and in connection with your telephone call with the Company on December 3, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 20-F For the Fiscal Year Ended December 31, 2008

1.
We note that the report of Chang Lee LLP refers to the years ended December 31, 2008 and December 31, 2007. Auditor’s reports must refer to each period for which audited financial statements are required.  In this regard, the opinion fails to identify the year ended December 31, 2006. Please amend to include a conforming audit opinion or tell us how you determined that the opinion included in your filing complies with Article 2-02(a)(4) of Regulation S-X.

Company Response:

As discussed more fully below in our further response to Staff comment 2 below, the Company hereby requests an extension to file its amended Annual Report on Form 20-F (“Amended Form 20-F”) for the fiscal year ended December 31, 2008 in connection with the Staff comments because the Company’s management needs additional time to perform and complete its assessment of internal control over financial reporting (please also see Company Response 2 below).  The Company plans to file its Amended 20-F on or before December 11, 2009 and the Amended Form 20-F will include a conforming amended audit opinion as described above from Chang Lee LLP.

Item 15 Disclosure Controls and Procedures; page 59

2.
We note the absence of Management’s annual report on internal control over financial reporting required by Item 15T, including the specific disclosures required by paragraphs (b)(1)-(4) of Note to Item 15T. It therefore appears that your management may not performed its assessment of internal control over financial reporting as of December 31, 2008.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required managements report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: hhtp://www.sec.gov/rules/final/2007/33-8809.pdf.

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

Company Response:

The Company hereby requests an extension for the filing of its Amended Form 20-F until December 11, 2009.  The Company’s management has been working on its assessment of the Company’s internal controls over financial reporting for fiscal year 2008, but it has had some difficulty with this initial assessment and it has needed some additional time to obtain outside consulting assistance for this evaluation and to complete its assessment and the required management report.  Further, our Company’s management team has been out of the country working on a major company project and thus it needs some additional time to complete the assessment and report.  We believe that we will be able to complete our evaluation and provide the required management’s report in the amended Form 20-F that the Company plans to file within this requested extension period.

3.
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered the report and revise your disclosure as appropriate.

Company Response:

The Company will amend its disclosure regarding the effectiveness of its disclosures controls and procedures as of the end of the fiscal year covered by its Form 20-F in light of the management’s initial inability to complete its report on internal control over financial reporting for fiscal year 2008 when it files its amended Form 20-F on or before December 11, 2009 as discussed in our response to comment 2 above.

4.
Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(3l) of Regulation S-K.  Please revise these certifications to include the Introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31)of Regulation S-K.

Company Response:

The Company will revise the certifications of the Principal Executive Officer and the Principal Financial Officer that will be attached to the Company’s amended Form 20-F (discussed above) to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K when it files its amended Form 20-F on or before December 11, 2009 as discussed in our response to comment 2 above.

*     *     *     *     *
We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have questions, please do not hesitate to contact Gilbert Chan or myself by telephone at (604) 488-8878 or by facsimile at (604) 488-0868 and you may also contact our legal counsel, Richardson & Patel LLP (Dominador Tolentino, Esq.) at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

ChineseWorldNet.com Inc.

By:	/s/ Joe Kin Foon Tai
Joe Kin Foon Tai
President, CEO and Director